Exhibit 99.2

ONESMART INTERNATIONAL EDUCATION GROUP LIMITED
(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ONE)

NOTICE OF ANNUAL GENERAL MEETING
to be held on August 28, 2020

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of OneSmart International Education Group Limited (the “Company”) will be held at No.2161 North Zhongshan Road, Putuo District, Shanghai 200061, People’s Republic of China on August 28, 2020 at 2p.m. (local time). No proposal will be submitted for shareholder approval at the AGM. Instead, the AGM will serve as an open forum for shareholders of record and beneficial owners of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The board of directors of the Company has fixed the close of business on July 27, 2020 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Beneficial owners of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from the Company’s website at http://www.onesmart.investorroom.com, or by writing to Rebecca Shen, OneSmart International Education Group Limited, No.2161 North Zhongshan Road, Putuo District, Shanghai 200061, People’s Republic of China, or by sending an email to ir@onesmart.org.

By Order of the Board of Directors,
OneSmart International Education Group Limited

/s/ Xi Zhang
Xi Zhang
Chairman of the Board of Directors and Chief Executive Officer

Shanghai, China
July 29, 2020